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                                                                     EXHIBIT (n)

                        GREAT HALL INVESTMENT FUNDS, INC.

                         RULE 18f-3 MULTIPLE CLASS PLAN
                      (AS ADOPTED BY THE BOARD OF DIRECTORS
                                ON MAY 16, 2001)

         I.       PREAMBLE.

         Each of the funds listed below (each a "Fund," and collectively the "Funds"), each a separately managed series of Great Hall Investment Funds, Inc. (the "Company"), has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act") in offering multiple classes of shares in each Fund:

                 Great Hall Prime Money Market Fund (Series A)
                 Great Hall U.S. Government Money Market Fund (Series B) Great Hall Tax-Free Money Market Fund (Series C)

         This Plan sets forth the differences among classes of shares of the Funds, including distribution arrangements, shareholder services, expense allocations, conversion and exchange options, and voting rights.

         II.      ATTRIBUTES OF SHARE CLASSES.

         The attributes of each class of the existing Funds -- I.E., Investor Shares and Reserve Shares) -- with respect to distribution arrangements, shareholder services, and conversion and exchange options shall be as set forth in the following materials:

         A. Prospectuses of the respective Funds in the forms most recently filed with the Securities and Exchange Commission (the "SEC") prior to the date of this Plan as amended (with respect to the Investor Shares and the Reserve Shares of each
                  Fund).

         B. Statements of Additional Information of the respective Funds in the forms most recently filed with the SEC prior to the date of this Plan as amended (with respect to each Fund).

         C. The Rule 12b-1 Plan of Distribution for Reserve Shares, in the form approved by the Company's Board of Directors.

         Expenses of such classes of the Funds shall continue to be allocated in the manner set forth in III below. Each such class shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

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         III.     EXPENSE ALLOCATIONS.

         Expenses of the existing classes of the existing Funds shall be allocated as follows:

         A. Distribution fees and service fees relating to the respective classes of shares, as set forth in the materials referred to in II above, shall be borne exclusively by the classes of shares to which they relate.

         B. Except as set forth in A above, expenses of the Funds shall be borne at the Fund level and shall not be allocated on a class basis.

         Unless and until this Plan is amended to provide otherwise, the methodology and procedures for calculating the net asset value of the respective classes of shares of the Funds and the allocation of income and expenses among the respective classes shall be as approved by the Company's Board of Directors.

         IV.      AMENDMENT OF PLAN; PERIODIC REVIEW.

         A. NEW FUNDS AND NEW CLASSES. With respect to any new series of the Company created after the date of this Plan and any new class of shares of the existing Funds created after the date of this Plan, the Board of Directors of the Company shall approve amendments to this Plan setting forth the attributes of the classes of shares of such new portfolio or of such new class of shares.

         B. MATERIAL AMENDMENTS AND PERIODIC REVIEWS. The Board of Directors of the Company, including a majority of the independent directors, shall periodically review this Plan for its continued appropriateness and shall approve any material amendment of this Plan as it relates to any class of any Fund covered by this Plan.


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